Exhibit 99.4

Banco Santander Central Hispano Investment Banking Plan

In Madrid, this twenty-ninth day of June two thousand.

B E T W E E N

For the first part, FRANCISCO GONZÁLEZ-ROBATTO FERNÁNDEZ, holder of N.I.F. 50792382-X, on behalf and in representation of Banco Santander Central Hispano, S.A. (hereinafter referred to as “BSCH” or “the Bank”), resident for the purpose of this agreement in Madrid, Plaza de Canalejas, no 1.

And for the second part, ……………………………… , holder of N.I.F. (Fiscal Identification Number) ……………… (hereinafter referred to as the “Officer” or “the beneficiary of the option”).

Both parties mutually acknowledge their capacity to enter into this agreement, and for such purpose state as follows:

R E C I T A L S

I.	Whereas, BSCH, within its Human Resources policy for the remuneration of officers, has designed a remuneration plan linked to the stock market performance of the Bank’s shares and subject to the budgets of the Investment Banking Area of the Global Wholesale Banking Division being met.

II.	Whereas, this plan is implemented by the granting of a specific number of options to buy shares of the Bank, the parties having decided that the legal treatment and particular circumstances of which should be reflected in writing in order to better inform the beneficiaries.

III.	Whereas, both parties being in agreement with the plan so designed, have decided to enter into a stock option agreement, in accordance with the following

C L A U S E S

ONE. - OBJECT OF THE AGREEMENT.

The object of this agreement is to regulate the conditions under which BSCH grants to the Officer the authority for the latter to decide, with total freedom and exclusivity, at a specific time in the future, the exercising of the rights recognised by this agreement and which will take the form of the possibility of acquiring a specific number of shares of the Bank, or of receiving an amount in cash linked to the performance of the listed price of such shares.

TWO. - NUMBER OF SHARES

Under the terms of Clause FOUR, a total of ____________ purchase options are granted to ____________________ , who hereby accepts them. Each of such options confirms the rights recognised in this document.

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THREE. - ACQUISITION PRICE.

Each purchase option conferred on the beneficiary entails the right to acquire one share of Banco Santander Central Hispano at the price of 10.25€ .

FOUR. - CONDITIONS PRECEDENT

4.1.	The actual conferring of the options to each of the beneficiaries will take place three years after the date of this agreement and will be conditional upon:

a)	The budgets of the Investment Banking Area of the Global Wholesale Banking Division of BSCH, S.A. having been met, taken overall for the period under consideration (the 2000, 2001 and 2002 financial years). If the aggregate budget for the three years has not been reached, the number of options corresponding to each beneficiary will be multiplied by the following reduction ratios:

	-	If the budget is not met for one year: 90%
	-	If the budget is not met for two years: 75%
	-	If the budget is not met for three years: 50%

b)	The beneficiary having remained an employee of Santander Central Hispano Investment, S.A., or any of its affiliates, for the three years mentioned above.

4.2.	The actual exercising of the options will be conditional upon the beneficiary being an employee of any of the entities stated in Clause 4.1.b at the time of exercising such options.

FIVE. - PERIOD FOR EXERCISING THE OPTION

In the period between the third and fourth anniversary of the issue date, 50% of the conferred options may be exercised. In the period between the fourth and fifth anniversary of the issue date, the remaining 50% of the conferred options may be exercised, plus those not exercised in the preceding period.

Any options not exercised on the fifth anniversary of the awarding date will be considered null and void and will not grant any rights to the holder thereof.

SIX. - SETTLEMENT

The settlement (to be carried out in the two business days following the exercising of the option) will be by differences, with each beneficiary receiving from BSCH, for each option exercised, a payment equivalent to the difference between the average weighted price of the BSCH share in the Madrid continuous market during the five trading sessions immediately prior to the exercise date and the awarded price. Payment for each option is limited to a maximum of 25€, whatever the time chosen for exercising the option.

In the option exercise application form, each beneficiary should select one of the following alternative possibilities:

a)	To receive payment in cash. A deduction on account of the respective income tax will be made from such cash amount.

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b)	Not to receive payment in cash but in BSCH shares, valued at the average weighted price of the BSCH share in the Madrid continuous market during the five trading sessions prior to the exercise date. If necessary, in order to hand over an exact number of shares, the payment will be rounded up. A deduction on account of the respective income tax will be made from such amount acting as the base for calculating the number of shares to be handed over.

SEVEN. - SHARE AVAILABILITY COMMITMENT BY THE BANK.

From the time that the purchase options may be exercised, BSCH undertakes to guarantee the acquisition of a sufficient number of shares in order to make payment of the rights recognised hereunder.

EIGHT. - DILUTION OF CAPITAL DURING THE PERIOD FOR GRANTING THE OPTIONS.

8.1	In the event that a dilution of share capital occurs as a result of a capital increase, division of the nominal amount, merger, take-over, etc., in the period between the date of this agreement and the date from which the options may be exercised, the grantor undertakes to adjust the option price downwards by the respective underlying value, and where applicable, to make an upward adjustment in the number of options to be exercised.

8.2	Any dilutive effect as a result of capital increases linked to correlative and prior capital reductions intended to re-establish net worth balance arising from losses is excluded from the guarantee established in the preceding paragraph.

NINE. - TRANSFER OF OPTIONS.

The purchase options are non-transferable to third parties, with the exceptions stated in Clause TEN.

TEN. - PERSONAL AND PROFESSIONAL CIRCUMSTANCES OF THE OPTING PARTY THAT COULD INFLUENCE THE PURCHASE OPTION.

10.1	The extinction of the employment relationship at the wish of the Officer or due to dismissal with cause for disciplinary or objective reasons, will automatically result in the loss of the right to exercise the options.

10.2	Whenever the extinction of the employment relationship is due to retirement or pre-retirement, at the initiative of Santander Central Hispano Investment S.A. or any of its affiliates, or permanent disability, the Officer will not lose his/her option right, which may be exercised under the terms and conditions and within the time-limits under which it was granted to him/her.

10.3	If the extinction of the employment relationship occurs due to retirement or pre-retirement, at the initiative of the Officer or due to the discontinuance of Santander Central Hispano Investment S.A. or any of its affiliates where the Officer is employed, such the Officer will not lose his/her option right, which must be exercised within a maximum period of 15 days from the date of the occurrence of the event causing such extinction or three years after the date of this agreement, according to whether such event had occurred outside or inside such period.

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10.4	In the event that the Officer requests a leave of absence and this is acknowledged by Santander Central Hispano Investment S.A. or the affiliate of Santander Central Hispano Investment S.A. where the Officer is employed, if the three-year period from the date of this agreement has elapsed, he/she should exercise the purchase option at that time. If the leave of absence occurs outside the three-year period from the date of this agreement, (unless such leave of absence is involuntary or of a special nature due to the Officer in question transferring to another Company within Santander Central Hispano Investment S.A. and its affiliates), he/she will lose all option rights.

If the leave of absence is involuntary and takes place within such three-year period, the Officer should exercise his/her options within the 15 days following the conclusion of the aforementioned period.

In the case of a special leave of absence owing to the transfer of the Officer to a Company within Santander Central Hispano Investment S.A. and its affiliates, the stipulations of this agreement will remain in force in the Officer’s new employment situation.

10.5	In the event of the death of the Officer prior to the exercising of the purchase option, his/her legal heirs may exercise, in place of the decedent, the stock options under the terms and conditions and within the time-limits granted to the latter.

10.6	The elimination of the Officer’s position will not involve the loss of the rights established in this agreement, unless it involves the extinction of his/her employment contract under the terms established in the preceding paragraphs.

ELEVEN. - EXTINCTION OF THE PURCHASE OPTION.

The options granted by this agreement will be extinguished in the following circumstances:

a)	By execution of the options within the established time-limits.

b)	If the time limit for exercising the option has elapsed without the beneficiary (or his/her heirs) having notified his/her decision to effectively exercise the options.

c)	By extinction of the employment relationship, except in the cases stated in Clause TEN.

d)	By general causes of extinction of obligations.

TWELVE. - CONFIDENTIALITY

The nature of this programme, its contents and inclusion within it are STRICTLY CONFIDENTIAL, the Bank reserving the right to exclude any officer who reveals all or part of the information on such programme from participating therein, thus losing all his/her rights.

And as proof of their acceptance of the contents of this document, the parties have signed it in duplicate on the date and at the place first above written.

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